

December 16, 2011

Mark C. Brown
Chief Financial Officer
Strayer Education, Inc.
2303 Dulles Station Boulevard
Herndon, VA 20171

>   **Re: Strayer Education, Inc.**
>   **Form 10-K for the Year Ended December 31, 2010**
>   **Filed February 22, 2011**
>   **File No. 000-21039**

Dear Mr. Brown:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days and indicate that you will comply with our comment in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comment applies to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis, page 46

1.   We note disclosure in your Forms 10-Q for the quarters ended March 31, 2011 and June 30, 2011, reflecting a decline in new student enrollments, and in the quarter ended September 30, 2011 reflecting a decline in both new student enrollments and continuing student enrollment. In future filings, please enhance your disclosure to more fully discuss this trend, including outlining steps management may take or has taken to address and reverse it, and the effect on your results of operations, including revenues and marketing expenses. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Mark C. Brown
Strayer Education, Inc.
Page 2

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director